UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                               EMERGENT GROUP INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   29089V-10-4
                         -------------------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                       Great Neck, NY 11021 (516-487-1446)
 -------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 2005
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                          PAGE 2

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
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   1     Mark Waldron
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                      (a) / /

                                                                                                (b) / /
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS*
         PF
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)
                                                               / /
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
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 NUMBER OF            7       SOLE VOTING POWER
  SHARES
BENEFICIALLY                  466,582
  OWNED BY
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   EACH               8       SHARED VOTING POWER
 REPORTING
  PERSON
  WITH
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                      9       SOLE DISPOSITIVE POWER
                              466,582
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                     10       SHARED DISPOSITIVE POWER

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              466,582
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               /X/
         Excludes out of the money options to purchase 93 shares which are exercisable at $27.03 per share.
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          9.3%
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14      TYPE OF REPORTING PERSON*
               IN
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

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

          This statement relates to the shares of Common Stock, of Emergent Group Inc. (the "Issuer"). The Issuer's principal executive office is located at 932 Grand Central Avenue, Glendale, California, 91201.

Item 2.  Identity and Background

     (a)  Mark Waldron

     (b)  985 East Green Street, Pasadena , CA 91106.

     (c)  Mr. Waldron is a director of the Issuer. He is a private investor.

     (d)  Not applicable

     (e)  Not applicable

     (f) U.S.A.


Item 3.  Source and Amount of Funds or Other Consideration

         Mr. Waldron received 59,500 shares of Common Stock in connection with certain loan guarantees of the Company's indebtedness.

Item 4.  Purpose of Transactions

         Mr. Waldron has no plans or proposals which would relate to or would result in the occurrence of (a) - (j)

Item 5.  Interest in Securities of the Issuer

     (a) - (b) As of June 1, 2005, the Issuer has 5,005,530 shares issued and outstanding. Of the 5,005,530 shares outstanding, 466,582 shares or 9.3% of the outstanding shares are owned beneficially by Mr. Waldron. Mr. Waldron has the sole power to vote and dispose of the 466,582 shares, which excludes out of the money options to purchase 93 shares at an exercise price of $27.03 per share.

     (c) Reference is made to the description of transactions  described in Item
3.

     (d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     During December 2002, the Company's former Chairman of the Board, Mr. Daniel Yun and former Chief Executive Officer, Mr. Mark Waldron entered into a Voting Agreement (the "Voting Agreement"), whereby they agreed to vote all of their common stock in unison. However, to the extent that Messrs. Yun and Waldron do not agree on any particular matter, then each of them shall vote their shares of common stock in a manner consistent with the recommendation of the majority of the Company's Board of Directors. The Voting Agreement terminates on the earlier of five years from the effective date, or upon the sale of such shares by Messrs. Yun or Waldron to a non-related or unaffiliated party.

Item 7.  Materials to be filed as Exhibits

     Incorporated by reference to Exhibit 9.1 of the Company's Form 10-K for the fiscal year ended December 31, 2001.



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 2005

Reporting Person: Mark Waldron


Signature:                 /s/ Mark Waldron
                           -----------------
                               Mark Waldron